PACIFIC SELECT DISTRIBUTORS, LLC
(SEC I.D. No. 8-15264)

Exemption Report for the Year Ended
December 31, 2020 and
Review Report of Independent
Registered Public Accounting Firm

OATH OR AFFIRMATION

I, _____Laurie Fitzgerald_____, swear (or affirm) that, to the best of my knowledge

and belief the accompanying exemption report pertaining to the firm of Pacific Select Distributors, LLC,

as of _____December 31, 2020_____, are true and correct. I further swear (or affirm) that neither the

company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

DocuSigned by:

Laurie Fitzgerald

F40CA32DEF1F41D...

Signature

 Senior Vice President, CFO & COO

Title

Based upon the SEC staff statement "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, we are making this filing without a notarization.



Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA, 92626
USA

Tel: 714-436-7100
Fax: 714-436-7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Pacific Select Distributors, LLC
700 Newport Center Drive
Newport Beach, California 92660

We have reviewed management's statements, including the accompanying Exemption Report, in which (1) Pacific Select Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2021

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2020

We, as members of management of Pacific Select Distributors, LLC (PSD) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of PSD's compliance with the requirements of 17 C.F.R. §240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of PSD.

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1).

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

The Company is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule), as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

DocuSigned by:

Laurie Fitzgerald

F48CA32DEF1F41D...

Laurie Fitzgerald, Senior Vice President, Chief Financial Officer
and Chief Operating Officer